UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Financial Information Jan-Sep/2022 —

1

B3: PETR3 (ON) | PETR4 (PN)

NYSE: PBR (ON) | PBRA (PN)

www.petrobras.com.br/ir

petroinvest@petrobras.com.br

+ 55 21 3224-1510

Disclaimer

This presentation contains some financial indicators that are not recognized by GAAP or the IFRS. The indicators presented herein do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance and liquidity; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with IFRS. See definitions of EBITDA, Adjusted EBITDA, LTM Adjusted EBITDA, Adjusted Cash and Cash Equivalents, Net Debt, Gross Debt, Free Cash Flow, and Leverage in the Glossary and their reconciliations in the sections Liquidity and Capital Resources, Reconciliation of LTM Adjusted EBITDA, Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA metrics and Consolidated Debt.

2

3

CONSOLIDATED RESULTS

The main functional currency of the Petrobras Group is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries. As the presentation currency of the Petrobras Group is the U.S. dollar, the results of operations in Brazilian reais are translated into U.S. dollars using the average exchange rates prevailing during the period (average exchange rate of R$/US$ 5.13 in Jan-Sep/2022 compared to R$/US$ 5.33 in Jan-Sep/2021).

Key Financial Information

US$ million	Jan-Sep/2022	Jan-Sep/2021	Change (%)
Sales revenues	94,303	59,935	57.3
Cost of Sales	(43,894)	(29,712)	47.7
Gross profit	50,409	30,223	66.8
Income (expenses)	(4,414)	(2,961)	49.1
Consolidated net income attributable to the shareholders of Petrobras	28,378	14,239	99.3
Net cash provided by operating activities	36,869	28,595	28.9
Adjusted EBITDA	52,314	32,279	62.1
Average Brent crude (US$/bbl)	105.35	67.73	55.5
Average Crude Oil sales price (US$/bbl)	99.79	64.19	55.5
Average Domestic basic oil products price (US$/bbl)	124.23	74.05	67.8

US$ million	09.30.2022	12.31.2021	Change (%)
Gross Debt	54,268	58,743	(7.6)
Net Debt	47,483	47,626	(0.3)
Gross Debt/LTM Adjusted EBITDA ratio	0.85	1.35	(37.0)
Net Debt/LTM Adjusted EBITDA ratio	0.75	1.09	(31.2)

Sales Revenues

US$ million	Jan-Sep/2022	Jan-Sep/2021	Change (%)
Diesel	29,849	17,480	70.8
Gasoline	12,143	8,148	49.0
Liquefied petroleum gas (LPG)	3,978	3,327	19.6
Jet fuel	3,925	1,456	169.6
Naphtha	1,964	1,219	61.1
Fuel oil (including bunker fuel)	1,099	1,268	(13.3)
Other oil by-products	4,373	3,080	42.0
Subtotal Oil By-Products	57,331	35,978	59.4
Natural gas	5,691	4,086	39.3
Crude oil	6,418	80	7,922.5
Renewables and nitrogen products	230	34	576.5
Revenues from non-exercised rights	462	200	131.0
Electricity	543	2,172	(75.0)
Services, agency and others	799	568	40.7
Total domestic market	71,474	43,118	65.8
Exports	20,620	16,103	28.1
Crude oil	14,042	11,642	20.6
Fuel oil (including bunker fuel)	5,904	3,624	62.9
Other oil by-products and other products	674	837	(19.5)
Sales abroad *	2,209	714	209.4
Total foreign market	22,829	16,817	35.7
Total	94,303	59,935	57.3
* Sales revenues from operations outside of Brazil, including trading and excluding exports.

4

Sales revenues were US$ 94,303 million for the period Jan-Sep/2022, a 57.3% increase (US$ 34,368 million) when compared to US$ 59,935 million for the period Jan-Sep/2021, mainly due to:

(i)	a US$ 21,353 million increase in domestic oil by-products revenues, of which US$ 22,437 million relates to an increase in average Brent prices, compensated by US$ 1,084 million related to a decrease in volume; and

(ii)	a US$ 8,738 million increase in crude oil revenues, of which US$ 7,367 million relates to an increase in average Brent prices, and US$ 1,371 million relates to an increase in volume.

Cost of Sales

US$ million	Jan-Sep/2022	Jan-Sep/2021	Change (%)
Raw material, products for resale, materials and third-party services *	(22,868)	(13,505)	69.3
Depreciation, depletion and amortization	(7,993)	(6,770)	18.1
Production taxes	(11,794)	(7,962)	48.1
Employee compensation	(1,239)	(1,475)	(16.0)
Total	(43,894)	(29,712)	47.7

* It includes short-term leases and inventory turnover.

Cost of sales was US$ 43,894 million for the period Jan-Sep/2022, a 47.7% increase (US$ 14,182 million) when compared to US$ 29,712 million for the period Jan-Sep/2021, mainly due to:

•	higher acquisition costs of both imported oil and oil by-products due to higher Brent prices;
•	higher production taxes due to higher Brent prices; and
•	higher sales volumes of crude oil.

Income (Expenses)

US$ million	Jan-Sep/2022	Jan-Sep/2021	Change (%)
Selling expenses	(3,638)	(3,137)	16.0
General and administrative expenses	(956)	(870)	9.9
Exploration costs	(230)	(538)	(57.2)
Research and development expenses	(613)	(415)	47.7
Other taxes	(245)	(369)	(33.6)
Impairment of assets	(422)	2,918	-
Other income and expenses, net	1,690	(550)	-
Total	(4,414)	(2,961)	49.1

Selling expenses were US$ 3,638 million for the period Jan-Sep/2022, a 16.0% increase (US$ 501 million) compared to US$ 3,137 million for the period Jan-Sep/2021, mainly due to higher unit cost of freight, higher logistical expenses with offshore trading operations and higher expenses related to natural gas, whose fees were increased in the period, as provided for in the transport contracts.

General and administrative expenses were US$ 956 million for the period Jan-Sep/2022, a 9.9% increase (US$ 86 million) compared to US$ 870 million for the period Jan-Sep/2021, mainly due to inflation.

Impairment of assets were US$ 422 million for the period Jan-Sep/2022 due to the postponement of the beginning of operations of the Natural Gas Processing Unit (UPGN) of the Gaslub plant in Itaboraí, permanent shutdown of the P-35 platform in the Marlim field and losses related to divestments of the Golfinho and LUBNOR clusters. In Jan-Sep/2021, US$ 2,918 million impairment reversals were recognized, mainly due to (i) a US$ 3,262 million reversal arising from producing properties relating to oil and gas activities in Brazil due to the changes in short-term Brent assumptions; (ii) a US$ 27 million reversal arising from the decision to use certain equipment that were previously part of platforms P-72 and P-73 in producing fields in the Santos basin; (iii) a US$ 190 million loss arising from the decision to discontinue the use of P-33 and P-26 platforms in the Marlim field; (iv) a US$ 90 million loss arising from the approval of the sale of the company Breitener Energética S.A., located in Manaus, in the state of Amazonas; (v) a US$ 79 million loss arising from the decision to sell the thermoelectric power plants Arembepe, Muryci and Bahia 1, located in Camaçari, in the state of Bahia.

5

Net finance (expense) income

US$ million	Jan-Sep/2022	Jan-Sep/2021	Change (%)
Finance income	1,396	555	151.5
Income from investments and marketable securities (Government Bonds)	872	174	401.1
Other income, net	524	381	37.5
Finance expenses	(2,506)	(4,270)	(41.3)
Interest on finance debt	(1,786)	(2,325)	(23.2)
Unwinding of discount on lease liabilities	(961)	(895)	7.4
Discount and premium on repurchase of debt securities	(120)	(1,098)	(89.1)
Capitalized borrowing costs	795	747	6.4
Unwinding of discount on the provision for decommissioning costs	(394)	(579)	(32.0)
Other finance expenses and income, net	(40)	(120)	(66.7)
Foreign exchange gains (losses) and indexation charges	(3,016)	(4,767)	(36.7)
Foreign exchange gains (losses)	(1)	(1,956)	(99.9)
Reclassification of hedge accounting to the Statement of Income	(3,597)	(3,339)	7.7
Monetary restatement of anticipated dividends and dividends payable (*)	118	7	1,585.7
Recoverable taxes inflation indexation income (**)	74	489	(84.9)
Other foreign exchange gains (losses) and indexation charges, net	390	32	1,118.8
Total	(4,126)	(8,482)	(51.4)

* In 2022, it refers to the income on the monetary restatement of paid anticipated dividends, in the amount of US$ 417 (US$ 20 in 2021), and to the expense on the indexation charges on dividends payable, in the amount of US$ 299 (US$ 13 in 2021).

** In 2021, includes PIS and Cofins inflation indexation income - exclusion of ICMS (VAT tax) from the basis of calculation.

Net finance income (expense) was an expense of US$ 4,126 million for the period Jan-Sep/2022, a decrease of US$ 4,356 million compared to an expense of US$ 8,482 million for the period Jan-Sep/2021, mainly due to:

•	foreign exchange losses of US$ 1 million in Jan-Sep/2022, as compared to US$ 1,956 million loss in Jan-Sep/2021 reflecting a 3% appreciation of the real/US$ exchange rate in Jan-Sep/2022 (09/30/2022: R$ 5.41/US$, 12/31/2021 R$ 5.58/US$) compared to a 5% depreciation in Jan-Sep/2021 (09/30/2021: R$ 5.44/US$, 12/31/2020: R$ 5.20/US$), which applied to a lower average net liability exposure to the US$ during Jan-Sep/2022 than in Jan-Sep/2021;
•	lower interest on finance debt of US$ 1,786 million in Jan-Sep/2022, as compared to US$ 2,325 million in Jan-Sep/2021, due to a decrease in the amount of our debt;
•	lower discount and premium on repurchase of debt securities of US$ 120 million in Jan-Sep/2022, as compared to US$ 1,098 million in Jan-Sep/2021, due to lower volume of debt repurchase; and
•	higher income from investments and marketable securities (Government Bonds) of US$ 872 million in Jan-Sep/2022, as compared to US$ 174 million in Jan-Sep/2021, due to higher average cash balances and interest rates.

Income tax expenses

Income tax was an expense of US$ 13,763 million in Jan-Sep/2022, compared to an expense of US$ 5,970 million in Jan-Sep/2021. The increase was mainly due to higher net income before income taxes (US$ 42,242 million of income in Jan-Sep/2022 compared to a US$ 20,280 million income in Jan-Sep/2021), resulting in nominal income taxes computed based on Brazilian statutory corporate tax rates (34%) of US$ 14,361 million in Jan-Sep/2022 compared to a US$ 6,896 million in Jan-Sep/2021.

Net Income attributable to shareholders of Petrobras

Net income attributable to shareholders of Petrobras was US$ 28,378 million for the period Jan-Sep/2022, a US$ 14,139 million increase compared to a net income of US$ 14,239 million for the period Jan-Sep/2021, mainly due to business performance improvement reflected in our Gross profit (US$ 50,409 million of income in Jan-Sep/2022 compared to a US$ 30,223 million income in Jan-Sep/2021) , led by higher oil prices and increased margins.

CAPITAL EXPENDITURES (CAPEX)

Capital expenditures, or CAPEX, is based on the cost assumptions and financial methodology adopted in our strategic plans, which includes acquisition of intangible assets and property, plant and equipment, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, comprising geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

6

CAPEX (US$ million)	Jan-Sep/2022	Jan-Sep/2021	Change (%)
Exploration and Production (*)	5,626	5,030	11.8
Refining, Transportation and Marketing	821	673	22.0
Gas and Power	251	252	(0.3)
Corporate and Other businesses	274	186	47.3
Total	6,972	6,141	13.5

(*) In Jan-Sep/2022, there is US$ 892 million of signature bonus related to the Sépia and Atapu fields.

We invested a total of US$ 6,972 million in Jan-Sep/2022, of which 80.7% was in the E&P segment, a 13.5% increase when compared to our Capital Expenditures of US$ 6,141 million in Jan-Sep/2021, mainly due to the impact of the signature bonus for the Sépia and Atapu fields, following the co-participation agreements necessary to manage the coexisting deposits of the Transfer of Rights Agreement and the Production Sharing Contract (related to the surplus volume) of these areas. In line with our Strategic Plan, our Capital Expenditures were primarily directed toward investment projects in which Management believes are most profitable, relating to oil and gas production.

In Jan-Sep/2022, investments in the E&P segment totaled US$ 5,626 million, mainly concentrated on: (i) signature bonus for the Sépia and Atapu fields (US$ 892 million); (ii) the development of ultra-deep water production in the Santos Basin pre-salt complex (US$ 1,961 million); (iii) exploratory investments in the pre-salt and post-salt layers (US$ 377 million), and (iv) development of new projects for the production in deep water of the post-salt layer (US$ 166 million).

7

LIQUIDITY AND CAPITAL RESOURCES

US$ million	Jan-Sep/2022	Jan-Sep/2021
Adjusted Cash and Cash Equivalents at the beginning of the period	11,117	12,370
Government bonds and time deposits with maturities of more than 3 months at the beginning of the period	(650)	(659)
Cash and cash equivalents in companies classified as held for sale at the beginning of the period	13	14
Cash and cash equivalents at the beginning of the period	10,480	11,725
Net cash provided by operating activities	36,869	28,595
Acquisition of PP&E and intangibles assets	(6,020)	(4,640)
Investments in investees	(20)	(15)
Proceeds from disposal of assets – (Divestments)	3,915	2,906
Financial compensation from co-participation agreement	5,334	2,938
Dividends received	319	294
Divestment (Investment) in marketable securities	(1,615)	117
Net cash provided by (used in) investing activities	1,913	1,600
(=) Net cash provided by operating and investing activities	38,782	30,195
Proceeds from finance debt	2,530	1,754
Repayments of finance debt	(9,234)	(22,360)
Net change in finance debt	(6,704)	(20,606)
Repayment of lease liability	(4,006)	(4,381)
Dividends paid to shareholders of Petrobras	(33,671)	(5,828)
Dividends paid to non-controlling interest	(68)	(75)
Investments by non-controlling interest	43	(11)
Net cash used in financing activities	(44,406)	(30,901)
Effect of exchange rate changes on cash and cash equivalents	(482)	(94)
Cash and cash equivalents at the end of the period	4,374	10,925
Government bonds and time deposits with maturities of more than 3 months at the end of the period	2,411	537
Cash and cash equivalents in companies classified as held for sale at the end of the period	-	(6)
Adjusted Cash and Cash Equivalents at the end of the period	6,785	11,456

Reconciliation of Free Cash Flow
Net cash provided by operating activities	36,869	28,595
Acquisition of PP&E and intangibles assets	(6,020)	(4,640)
Free Cash Flow *	30,849	23,955

* Free cash flow (FCF) is in accordance with the Shareholder Remuneration Policy, which is the result of the equation: FCF = net cash provided by operating activities less acquisitions of PP&E and intangible assets.

As of September 30, 2022, the balance of Cash and cash equivalents was US$ 4,374 million and Adjusted Cash and Cash Equivalents totaled US$ 6,785 million.

The nine-month period ended September 30, 2022 had net cash provided by operating activities of US$ 36,869 million and positive free cash flow of US$ 30,849 million. This level of cash generation, together with proceeds from disposal of assets (divestments) of US$ 3,915 million, financial compensation from co-participation agreements of US$ 5,334 million and proceeds from finance debt of US$ 2,530 million, were allocated to: (a) debt prepayments and to amortizations of principal and interest due in the period of US$ 9,234 million; (b) repayment of lease liability of US$ 4,006 million; (c) dividends paid to shareholders of Petrobras of US$ 33,671 million; (d) acquisition of PP&E and intangibles assets of US$ 6,020 million; and (e) investment in marketable securities of US$ 1,615 million.

The Company repaid several finance debts, in the amount of US$ 9,234 million, notably US$ 4,962 million to repurchase and withdraw global bonds previously issued by the Company in the capital market.

In the nine-month period ended September 30, 2022, the Company raised funds in the amount of US$ 2,530 million, of which (i) US$ 1,244 million through a Sustainability-Linked Loan, in the international banking market, maturing in 2027, and (ii) US$ 573 million through the issuance of commercial notes in the Brazilian capital market due in 2030 and 2032.

8

CONSOLIDATED DEBT

Debt (US$ million)	09.30.2022	12.31.2021	Change (%)
Capital Markets	16,800	22,031	(23.7)
Banking Market	10,713	9,762	9.7
Development banks	721	769	(6.2)
Export Credit Agencies	2,452	2,951	(16.9)
Others	169	187	(9.6)
Finance debt	30,855	35,700	(13.6)
Lease liabilities	23,413	23,043	1.6
Gross Debt	54,268	58,743	(7.6)
Adjusted Cash and Cash Equivalents	6,785	11,117	(39.0)
Net Debt	47,483	47,626	(0.3)
Leverage: Net Debt/(Net Debt + Shareholders' Equity)	41%	41%	-
Average interest rate (% p.a.)	6.4	6.2	3.2
Weighted average maturity of outstanding debt (years)	12.04	13.39	(10.1)

As of September 30, 2022, the Company’s maintained its liability management strategy to improve the debt profile and to adapt to the maturity terms of the Company’s long-term investments.

The cash flow generation and continuous liability management allowed a reduction in our indebtedness. Gross Debt decreased 7.6% (US$ 4,475 million) to US$ 54,268 million on September 30, 2022 from US$ 58,743 million on December 31, 2021. Gross Debt was lower than the US$ 60,000 million target established for 2022, mainly due to debt prepayments and amortizations.

Net Debt was reduced by 0.3% (US$ 143 million), reaching US$ 47,483 million on September 30, 2022, compared to US$ 47,626 million on December 31, 2021.

9

RECONCILIATION OF EBITDA, LTM ADJUSTED EBITDA, GROSS DEBT/LTM ADJUSTED EBITDA AND NET DEBT/LTM ADJUSTED EBITDA METRICS

LTM Adjusted EBITDA reflects the sum of the last twelve months of Adjusted EBITDA, which is computed by using the EBITDA (net income before net finance (expense) income, income taxes, depreciation, depletion and amortization) adjusted by items not considered part of the Company’s primary business, which include results in equity-accounted investments, reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments, results on disposal and write-offs of assets and on remeasurement of investment retained with loss of control, impairment and results from co-participation agreements in bid areas.

LTM Adjusted EBITDA represents an alternative to the company's operating cash generation. This measure is used to calculate the metrics Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA, to support management’s assessment of liquidity and leverage.

EBITDA, Adjusted EBITDA and Net cash provided by operating activities – OCF

US$ million	Jan-Sep/2022	Jan-Sep/2021	Change (%)
Net income	28,479	14,310	99.0
Net finance (expense) income	4,126	8,482	(51.4)
Income taxes	13,763	5,970	130.5
Depreciation, depletion and amortization	9,897	8,786	12.6
EBITDA	56,265	37,548	49.8
Results in equity-accounted investments	(373)	(1,500)	(75.1)
Impairment of assets	422	(2,918)	-
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	-	41	-
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(1,138)	(225)	405.8
Results from co-participation agreements in bid areas	(2,862)	(667)	329.1
Adjusted EBITDA	52,314	32,279	62.1
Income taxes	(13,763)	(5,970)	130.5
Allowance (reversals) for credit loss on trade and other receivables	42	(14)	-
Trade and other receivables, net	729	(1,487)	-
Inventories	(2,595)	(2,164)	19.9
Trade payables	(341)	850	-
Deferred income taxes, net	2,239	3,998	(44.0)
Taxes payable	328	3,505	(90.6)
Others	(2,085)	(2,402)	(13.2)
Net cash provided by operating activities – OCF	36,869	28,595	28.9

10

LTM EBITDA, LTM Adjusted EBITDA, LTM Net cash provided by operating activities – OCF

	US$ million
	Last twelve months (LTM) at
	09.30.2022	12.31.2021	Oct-Dec/2021	Jan-Mar/2022	Apr-Jun/2022	Jul-Sep/2022
Net income	34,155	19,986	5,676	8,648	11,041	8,790
Net finance (expense) income	6,610	10,966	2,484	(596)	3,198	1,524
Income taxes	16,032	8,239	2,269	4,566	5,309	3,888
Depreciation, depletion and amortization	12,806	11,695	2,909	3,170	3,460	3,267
EBITDA	69,603	50,886	13,338	15,788	23,008	17,469
Results in equity-accounted investments	(480)	(1,607)	(107)	(350)	9	(32)
Impairment of assets	150	(3,190)	(272)	(1)	168	255
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	-	41	-	-	-	-
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(2,857)	(1,944)	(1,719)	(476)	(370)	(292)
Results from co-participation agreements in bid areas	(2,826)	(631)	36	-	(2,872)	10
Adjusted EBITDA	63,590	43,555	11,276	14,961	19,943	17,410
Income taxes	(16,032)	(8,239)	(2,269)	(4,566)	(5,309)	(3,888)
Allowance (reversals) for credit loss on trade and other receivables	26	(30)	(16)	21	18	3
Trade and other receivables, net	141	(2,075)	(588)	641	(584)	672
Inventories	(2,765)	(2,334)	(170)	(1,917)	(117)	(561)
Trade payables	(118)	1,073	223	(138)	(3)	(200)
Deferred income taxes, net	2,299	4,058	60	1,961	28	250
Taxes payable	1,701	4,878	1,373	1,260	543	(1,475)
Others	(2,778)	(3,095)	(693)	(1,915)	(23)	(147)
Net cash provided by operating activities – OCF	46,064	37,791	9,196	10,308	14,496	12,064

11

Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA Metrics

The Gross Debt/LTM Adjusted EBITDA ratio and Net debt/LTM Adjusted EBITDA metrics are important metrics that support our management in assessing the liquidity and leverage of Petrobras Group. These ratios are important measures for management to assess the Company’s ability to pay off its debt, mainly because Gross Debt is a Top Metric of our Strategic Plan 2022-2026.

The following table presents the reconciliation for those metrics to the most directly comparable measure derived from IFRS captions, which is in this case the Gross Debt Net of Cash and Cash Equivalents/Net Cash provided by operating activities ratio:

	US$ million

	09.30.2022	12.31.2021
Cash and cash equivalents	4,374	10,467
Government securities and time deposits (maturity of more than three months)	2,411	650
Adjusted Cash and Cash equivalents	6,785	11,117
Finance debt	30,855	35,700
Lease liability	23,413	23,043
Current and non-current debt - Gross Debt	54,268	58,743
Net debt	47,483	47,626
Net cash provided by operating activities - LTM OCF	46,064	37,791
Income taxes	16,032	8,239
Allowance (reversals) for impairment of trade and other receivables	(26)	30
Trade and other receivables, net	(141)	2,075
Inventories	2,765	2,334
Trade payables	118	(1,073)
Deferred income taxes, net	(2,299)	(4,058)
Taxes payable	(1,701)	(4,878)
Others	2,778	3,095
LTM Adjusted EBITDA	63,590	43,555
Gross Debt net of cash and cash equivalents/LTM OCF ratio	1.08	1.28
Gross Debt/LTM Adjusted EBITDA ratio	0.85	1.35
Net debt/LTM Adjusted EBITDA ratio	0.75	1.09

12

RESULTS BY OPERATING BUSINESS SEGMENTS

Exploration and Production (E&P)

Financial information

US$ million	Jan-Sep/2022	Jan-Sep/2021	Change (%)
Sales revenues	60,917	39,803	53.0
Gross profit	37,638	22,661	66.1
Income (Expenses)	2,049	2,728	(24.9)
Operating income	39,687	25,389	56.3
Net income attributable to the shareholders of Petrobras	26,349	16,847	56.4
Average Brent crude (US$/bbl)	105.35	67.73	55.5
Sales price – Brazil
Average Crude oil (US$/bbl)	99.79	64.19	55.5
Production taxes – Brazil	11,705	7,973	46.8
Royalties	6,424	4,080	57.5
Special Participation	5,244	3,864	35.7
Retention of areas	37	29	27.6

[1]

In the period Jan-Sep/2022, the gross profit of E&P segment was US$ 37,638 million, an increase of 66% in relation to the period Jan-Sep/2021, due to higher sales revenues, which reflect mainly higher Brent prices.

The operating income of US$ 39,687 million in the period Jan-Sep/2022 was mainly due to the increase in Brent prices, the gain from the co-participation agreement in Sepia and Atapu fields, and the gain with sale of Alagoas and Recôncavo Clusters.

In the period Jan-Sep/2022, the increase in production taxes was caused primarily by the rise in Brent prices, in relation to the Jan-Sep/2021 period.

Operational information

Production in thousand barrels of oil equivalent per day (mboed)	Jan-Sep/2022	Jan-Sep/2021	Change (%)
Crude oil, NGL and natural gas – Brazil	2,660	2,755	(3.4)
Crude oil and NGL (mbbl/d)	2,153	2,231	(3.5)
Natural gas (mboed)	507	524	(3.2)
Crude oil, NGL and natural gas – Abroad	37	43	(14.0)
Total (mboed)	2,697	2,798	(3.6)

Production of crude oil, NGL and natural gas was 2,697 mboed in the period Jan-Sep/2022, representing a 3.6% reduction compared to Jan-Sep/2021, due to the natural decline of fields, maintenance schedules with more stoppages in the period Jan-Sep/2022, and co-participation agreements in Búzios and divestments. This being partially offset by the ramp up of FPSO Carioca (Sépia field), P-67 (Tupi field), P-68 (Berbigão and Sururu fields), P-70 (Atapu field) and start of production in the FPSO Guanabara (Mero field).

13

Refining, Transportation and Marketing

Financial information

US$ million	Jan-Sep/2022	Jan-Sep/2021	Change (%)
Sales revenues	85,989	53,480	60.8
Gross profit	11,048	6,632	66.6
Income (Expenses)	(2,055)	(1,951)	5.3
Operating income	8,993	4,681	92.1
Net income attributable to the shareholders of Petrobras	6,088	3,972	53.3
Average refining cost (US$ / barrel) – Brazil	1.93	1.64	17.7
Average domestic basic oil products price (US$/bbl)	124.23	74.05	67.8

For the period Jan-Sep/2022, Refining, Transportation and Marketing gross profit was US$ 4,416 million higher than in the period Jan-Sep/2021 due to the higher margins of diesel, jet fuel and gasoline, according to the elevation on international margins, and also due to the positive effect of appreciation of Brent prices which resulted in an increase of gross profit margin as inventory was purchased earlier, at lower prices.

The operating income for the period Jan-Sep/2022 reflects higher gross profit partially offset by an increase of sales expenses related to higher costs with chartering ships and fuel oil costs for the fleet of ships.

The refining cost in the period Jan-Sep/2022 was US$ 1.93/bbl, 17.7% higher than in the period Jan-Sep/2021, due to maintenance costs related to conservation and revitalization of our refineries and an increase in costs of chemicals and catalysts caused by the rise of international prices. Besides that, there was an increase in personnel related costs. The higher utilization rate of our refineries in 2022 compared to 2021 partially offset these effects.

Operational information

Thousand barrels per day (mbbl/d)	Jan-Sep/2022	Jan-Sep/2021	Change (%)
Total production volume	1,749	1,832	(4.5)
Domestic sales volume	1,739	1,792	(3.0)
Reference feedstock	1,897	2,176	(12.8)
Refining plants utilization factor (%)	88	81	8.6
Processed feedstock (excluding NGL)	1,630	1,720	(5.2)
Processed feedstock	1,675	1,758	(4.7)
Domestic crude oil as % of total	91	92	(1.1)

Domestic sales in the period Jan-Sep/2022 were 1,739 mbbl/d, a decrease of 3.0% compared to Jan-Sep/2021, mainly due to the reduction in the Diesel, Fuel Oil and Liquefied Petroleum Gas sales between periods, partially offset by higher sales of Naphtha and Jet Fuel.

Diesel and Liquefied Petroleum Gas had 6.8% and 9.5% reduction in sales volume in Jan-Sep/2022, respectively, compared to Jan-Sep/2021, mainly due the impact of the divestment of the RLAM refinery on November 30, 2021.

Fuel Oil sales decreased 45.9% due to lower demand for thermoelectric generation and due the impact of the divestment of RLAM refinery.

Jet Fuel sales increased 40.6% mainly due to the negative effect of COVID-19 on the aviation market in the period Jan-Sep/2021, resulting from the restrictive measures associated with the pandemic.

Naphtha sales were 10.1% higher due to the stoppage at Braskem's São Paulo plant in April and May 2021.

Total production of oil products for the period Jan-Sep/2022 was 1,749 mbbl/d, 4.5% below Jan-Sep/2021. Even though we have had a reduction in the volume produced due to the divestment of RLAM, it was partially compensated by increased output of our main refineries.

Processed feedstock for the period Jan-Sep/2022 was 1,675 mbbl/d, with a utilization factor of 88%, 7.0% above Jan-Sep/2021.

14

Gas and Power

Financial information

US$ million	Jan-Sep/2022	Jan-Sep/2021	Change (%)
Sales revenues	11,247	8,306	35.4
Gross profit	3,350	2,648	26.5
Income (expenses)	(2,295)	(2,183)	5.1
Operating income (loss)	1,055	465	126.9
Net income (loss) attributable to the shareholders of Petrobras	696	333	109.0
Average natural gas sales price – Brazil (US$/bbl)	67.02	41.43	61.8

In Jan-Sep/2022, the gross profit of the Gas and Power segment was US$ 3,350 million, 26.5% higher than the gross profit of the previous year, mainly reflecting the recovery in gas margins, resulting from: (a) the improvement in the natural gas sales portfolio, (b) the increase in the Brent oil price, and (c) the lower need for regasified LNG.

In Jan-Sep/2022, the operating income was higher by US$ 590 million compared to Jan-Sep/2021, mainly due to higher gross profit and the stability of operating expenses.

Operational information

	Jan-Sep/2022	Jan-Sep/2021	Change (%)
Sale of Thermal Availability at Auction (ACR)- Average MW	2,053	2,458	(16.5)
Electricity generation - average MW	926	3,383	(72.6)
National gas delivered - million m³/day	35	43	(18.6)
Regasification of liquefied natural gas - million m³/day	7	22	(68.2)
Import of natural gas from Bolivia - million m³/day	17	20	(15.0)
Natural gas sales and for internal consumption - million m³/day	59	85	(30.6)

In Jan-Sep/2022, electricity generation was 926 MW on average, a reduction of 72.6% compared to Jan-Sep/2021, mainly due to the increase in the levels of hydroelectric plants reservoirs, which reduces demand for the electricity generated by the Gas and Power segment. Also, in the same period of comparison, there was a 16.5% reduction in the sales volume of thermal availability at auction, mainly due to the divestment of fuel oil plants in the Northeast.

On the supply side, the delivery of domestic gas was reduced to 35 million m³/day, mainly because of the expiration of the terms of Petrobras' purchase contracts with partners and third parties, which began to sell their gas directly to their customers, and due to divestments in E&P in the Northeast. Additionally, there was a reduction of 15 million m³/day in LNG regasification volumes, primarily due to lower gas demand for thermoelectric plants.

15

GLOSSARY

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted Cash and Cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA Net income plus net finance (expense) income; income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment; reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments; results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control; and results from co-participation agreements in bid areas. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Capital Expenditures – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

EBITDA - net income before net finance (expense) income, income taxes, depreciation, depletion and amortization. EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free Cash Flow - Net cash provided by operating activities less acquisition of PP&E and intangibles assets (except for signature bonus, including the bidding for oil surplus of the Transfer of Rights Agreement, paid for obtaining concessions for exploration of crude oil and natural gas). Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Gross Debt – Sum of current and non-current finance debt and lease liability, this measure is not defined under the IFRS.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA – Adjusted EBITDA for the last twelve months.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Operating income (loss) - Net income (loss) before finance (expense) income, results in equity-accounted investments and income taxes.

Net Debt – Gross Debt less Adjusted Cash and Cash Equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Results by Business Segment – The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions and performance evaluation.

When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company.

16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer